Exhibit 99.4

• Call the number listed BELOW from a touch tone telephone. Fold .. 01YVFH Fold Fold Form of Proxy - Annual General Meeting of Shareholders to be held on Friday, April 26, 2024 1. Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein as your proxyholder, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the instructions provided to register their appointment as proxyholder. 2. This form of proxy must be signed by the person whose name appears on the form of proxy as the registered shareholder of Canadian National Railway Company (“CN”) in order to be deemed valid. 3. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this form of proxy with signing capacity stated. 4. This form of proxy should be read in conjunction with the Notice of Annual Meeting of Shareholders and the Management Information Circular in respect of the annual general meeting of shareholders of CN to be held on April 26, 2024 (the “Meeting”). The Notice of Annual Meeting of Shareholders and the Management Information Circular are available on CN’s website at www.cn.ca/investors. 5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder. 6. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2, 3, 4, 5 and 6 and “AGAINST” item 7 and in favour of management’s proposals generally. Notes to Proxy Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time) on April 24, 2024. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only voting method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only voting methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two other voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! CONTROL NUMBER 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • Complete, sign and date the reverse hereof. • Return this form of proxy in the envelope provided. • Go to the following web site: www.investorvote.com. • Smartphone? Scan the QR code to vote now. • You can attend the Meeting virtually by visiting the URL provided on the back of this document. To Vote Using the Telephone To Virtually Attend the Meeting To Vote Using the Internet To Receive Documents Electronically To Vote by Mail Security Class Holder Account Number 1-866-732-VOTE (8683) Toll Free

. 01YVGJ Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Chair of the Board or the President and Chief Executive Officer of CN. I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Shauneen Bruder, or failing her, Tracy Robinson, OR 363520 as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments or variations to the matters identified in the Notice of Meeting and new points properly brought before the Meeting, as the proxyholder sees fit) at the Annual General Meeting of Shareholders of Canadian National Railway Company to be held on Friday, April 26, 2024, at 10:00 a.m. (Eastern Daylight Time), via the Internet at https://www.web.lumiagm.com/459454580 and at any adjournment thereof. Fold Fold This Form of Proxy is solicited by and on behalf of management. To reduce costs and help protect the environment, we no longer send paper copies of CN’s annual financial report and related management’s discussion and analysis (Annual Report) and CN’s quarterly financial reports and related management’s discussion and analysis (Quarterly Reports) and Information Circular, unless you tell us that you want to receive them in paper format by checking the appropriate box below. Such documents are available on CN’s website at www.cn.ca/en/investors/. Annual Report You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery. If you do not check a box or do not return this form, we will assume that you do not want to receive a paper copy of the document(s) and prefer to consult them on CN’s website or on the internet. You will be required to complete this request on an annual basis. Quarterly Reports AR1 The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2, 3, 4, 5 and 6 and VOTE AGAINST item 7 below: 1. Election of Directors For Against For Against For Against 02. Jo-ann dePass Olsovsky 06. Susan C. Jones 03. David Freeman 07. Robert Knight 04. Denise Gray 08. Michel Letellier 01. Shauneen Bruder 05. Justin M. Howell 09. Margaret A. McKenzie 10. Al Monaco 2. Appointment of Auditors Appointment of KPMG LLP as auditors. For Withhold 3. Confirmation of Advance Notice By-Law Resolution (the full text of which is set out on page 14 of the Information Circular) confirming the adoption of and ratifying By-Law No. 2 relating to the Advance Nominations of Directors. For Against Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by the Board of Directors and management. Signature(s) MM. / DD / YY Date 11. Tracy Robinson Information Circular If you complete the appointment box and appoint a proxyholder other than the Chair of the Board or the President and Chief Executive Officer you MUST go to http://www.computershare.com/CNR and provide Computershare with the name and email address of the person you are appointing by no later than 5:00 p.m. (Eastern Daylight Time) on April 24, 2024. Computershare will use this information ONLY to provide the appointee with a log-in code to gain entry to the virtual Meeting. For additional details, see the section “Voting Procedures, Processes and Restrictions” of the management information circular in respect of the Meeting (the “Information Circular”). 4. Amendments to the Management Long-Term Incentive Plan Resolution (the full text of which is set out on page 14 of the Information Circular) to approve proposed amendments to the Management Long-Term Incentive Plan. 5. Non-binding Advisory Vote on Executive Compensation Non-binding advisory resolution (the full text of which is set out on page 15 of the Information Circular) to accept the approach to executive compensation disclosed in the Information Circular. 6. Non-binding Advisory Vote on Climate Action Plan Non-binding advisory resolution (the full text of which is set out on page 15 of the Information Circular) to accept the Climate Action Plan as disclosed in the Information Circular. 7. Shareholder proposal Shareholder proposal (the full text of which and supporting statement, together with the Board of Directors’ response and voting recommendation, is set out in Schedule “E” of the Information Circular). CNRQ